Exhibit 99.1

Page 1 © Pixie Dust Technologies, Inc. P íc s c ⭲ t a t i o ⭲ M a t c í i a l

1 . C o m p a ⭲ y i ⭲ t ío d u c t i o ⭲ © Pixie Dust Technologies, I n c . P ag e 2 Page 2 © Pixie Dust Technologies, Inc.

COMPANY PROFILE

Company name	Pixie Dust Technologies Co., Ltd.
Listed market	NASDAQ Capital Market (Ticker PXDT)
CEO, COO	Yoichi Ochiai, Taiichiro Murakami
Mission	We are the serial incubator that provides solutions towards faith and trust
Business summary	Product development and sales using wave control technology
Establishment	May 2017
Location	8th floor, Yaesu Central Tower, Tokyo Midtown Yaesu, 2-2-1 Yaesu, Chuo-ku, Tokyo
Number of employees	85 people (as of the end of February 2024)
Number of issued shares	14,867,867 shares (as of the end of February 2024)
Market capitalization	$46 million (as of the end of February 2024)


Pixie Dust Technologies, Inc.
Tokyo Head Office


Research facility (technotope)

Page 3

© Pixie Dust Technologies, Inc.

# BOARD MEMBERS



## Yoichi Ochiai

### Representative Director, CEO / PxDT co-founder

He received a Ph.D. (Applied Computer Science) from the University of Tokyo in 2015. He has been an assistant professor at University of Tsukuba since 2015. His main research interest is human-computer interaction called "Digital Nature", which is an environment that fuses the digital with the analogue, blurring the boundary between nature and artifice. He has received numerous awards and accolades, including the 2015 World Technology Award (IT Hardware) from the World Technology Network, the 2020 Innovators Under 35 Japan by MIT Technology Review and the Future 50 by Project Management Institute. His laboratory conducts pioneering research in a wide range of fields including science, engineering, culture, art, vernacularity (practical considerations and local traditions), and computer science. For instance, in the field of ultrasound technology, they have proposed new computational methods for acoustic holography and are focusing on the development of acoustic levitation technology*. Regarding AI, they began research on a localized version of the Large Language Model (LLM) as early as 2020, when it was still relatively unknown to the general public, and provided an application to assist ordinary people in generating novels**. Recently, they have been actively researching abstract language objects (ALO) using the LLM***. He has published numbers of academic papers on computer science, including generative AI, large language models, and computer-generated holograms. His recent representative publications are as follows:

***(1) Y. Ochiai, N. Kondo, T. Fushimi, "Towards Digital Nature: Bridging the Gap between Turing Machine Objects and Linguistic Objects in LLMMs for Universal Interaction of Object-Oriented Descriptions", arXiv:2304.04498 (2023 )
*(2) T. Fushimi, K. Yamamoto, and Y. Ochiai, "Target Acoustic Field and Transducer State Optimization using Diff-PAT", AIP Advances 11, 125007 (2021)
**(3) H. Osone, J.-L. Lu, and Y. Ochiai. 2021. BunCho: AI Supported Story Co-Creation via Unsupervised Multitask Learning to Increase Writers' Creativity in Japanese. In CHI Conference on Human Factors in Computing Systems Extended Abstracts (CHI '21 Extended Abstracts), May 8-13, 2021, Yokohama, Japan.



## Taiichiro Murakami

### Representative Director, COO/ PxDT co-founder

Completed master's course in biomaterials at the University of Tokyo.
He supported industrialization of technologies focusing on R&D, digitization and new business strategies at Accenture Strategy Consulting Headquarters. Participated in launch of a new organization “Open Innovation Initiative” that evaluates startup companies' technologies and derive these technologies to large companies. Also participated in launch of an innovation base “Digital Hub.” He serves as a committee member for the Ministry of Economy, Trade and Industry's "Guideline Formulation Committee on Contracts Between Large Enterprises and R&D Ventures," and also holds a concurrent position as an Executive Advisor for the general incorporated association, "Mitou Foundation."



## Takayuki Hoshi

### Director, CRO / PxDT co-founder

He received a Ph.D (Information Science and Technology) from the University of Tokyo in 2008. He is an expert of wave control technology based on full use of physics and mathematics. He developed the world-first scannable prototype of airborne ultrasound tactile display in 2008 and he demonstrated the world-first 3D acoustic manipulation in 2013. He was awarded Significant Contribution to Science and Technology in 2014 by NISTEP, MEXT, Japan. He is currently working on social implementation of wave control technology through industry-academia collaboration and open innovation

Page 4

© Pixie Dust Technologies, Inc.

HISTORY

Company formation
May 2017

Series A
Approximately 600 million yen
October 2017

University of Tsukuba Signed a joint research agreement
May 2018

筑波大学
University of Tsukuba

Series B
Approximately 4 billion yen
May 2019

Tohoku University Signed a joint research agreement
January 2020

東北大学
TOHOKU UNIVERSITY

iwasemi released
July 2022



Series C Approximately 2.2 billion yen
September 2022

SonoRepro released
November 2022

SonoRepro won CES 2023 innovation award
January 2023



VUEVO mic released
March 2023



kikippa released
April 2023



Listed on NASDAQ
August 2023
Raised USD 15 million

Nasdaq

iwasemi won CES 2024 Innovation Award
January 2024



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© Pixie Dust Technologies, Inc.

SOCIAL ENVIRONMENT WE TACKLE WITH

Using **wave control technology**, we tackle with social problems in Japan posed by **population decline and population aging**.

Population structure, dementia ratio, hard of hearing ratio of Japan


80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
1950
1960
1970
1980
1990
2000
2010
2020
Under 15
15-64
Over 65
Over 75
Dementia Ratio
Hard of hearing ratio
Population Increase Ratio(right axis)

Approximately 10-11% of the population experience hearing difficulties.

Approximately 5% of the population suffer from dementia, a figure that is on the rise.

Japan Track 2022 report also indicates that 18% of hard of hearing people think hard of hearing may have comorbidity with dementia.

Page 6

© Pixie Dust Technologies, Inc.

Page 7 © Pixie Dust Technologies, Inc. WHAľ IS WAVE ?

WHAT IS CONTROL?


BEAMFORMING
Controlling spatial distribution by appropriately superposing waves
Pixie Dust Technologies, Inc.
WAVE CONTROL
Core Technology
MODULATION
Manipulating temporal waveforms to impart information or functionality
SIMULATION
Designing and optimizing the interaction between waves and objects

Healthcare
Exploring the connection between waves and the human body to address unresolved challenges

Material
Breaking through the trade-offs of existing materials using metamaterial technology

Sensing
Advancing digital transformation by collecting and utilizing 3D spatial sensor data

Page 8

© Pixie Dust Technologies, Inc.

# BUSINESS AREA OF PRODUCTS

Combining our unique wave control technology and computer science, we develop these products and services.

## Personal Care & Diversity Area

### SonoRepro™
Ultrasonic scalp care

CES INNOVATION AWARDS 2023 HONOREE



Sound Modulation

Beamforming

### kikippa™
Gamma wave sound care



Sound Modulation

Healthcare

### VUEVO™
Communication visualization



Beamforming

Sensing

## Workspace & Digital Transformation Area

### IWASEMI™
Sound absorbing metamaterial

CES INNOVATION AWARDS 2024 HONOREE



Simulation

Material

### hackke™
Precise indoor location detection



Beamforming

### KOTOWARI™
Spatial data solutions



Simulation

Sensing

Page 9

© Pixie Dust Technologies, Inc.

# BUSINESS MODEL (ex. gamma wave sound)

Using wave control technology, we are defying dementia.

## Technology development

Inspired by research findings that stimulation with sound and light in the gamma wave frequency (40 Hz) can inhibit the worsening of dementia in mice [1] and humans [2], We have commenced the development of sound that can be comfortably listened to in daily life, in collaboration with Shionogi & Co., Ltd.

We have experimentally confirmed that our "gamma wave sound" induces a 40Hz brainwave synchronization in the human brain (see the figure below).



PxDT&
SHIONOGI
UP
パルス列
逆ノコギリ変調
ノコギリ変調
基準
正弦波変調
無変調
80Hz変調
$p < 0.01$
$p < 0.05$
正規化された
同期成分の平均値 [ratio]
2.0
1.5
1.0
0.5
0.0
#1
#2
#3
#4
#5
#6
#7
#8
刺激番号

各音刺激聴取時のT6電極での観測脳波の40Hz同期成分(22名の平均&SD)

[1] Martorell, A. J. et al. Cell 177, 256-271.e22 (2019).
[2] Chan, D. et al. PLOS ONE 17, e0278412 (2022).
[3] Nagatani, Y. et al. 11th Annu. Meet. Jpn. Soc. Dement. Prev., 206 (2022).

## Social awareness activity



ガンマ波サウンドを活用した
生活に溶け込む認知機能ケア
Pixie Dust Technologies, Inc.
SHIONOGI
docomo
Gakken

On April 18, 2023, PxDT and Shionogi announced their collaboration with four partner companies to advance initiatives aimed at dementia prevention and cognitive function improvement using "gamma wave sound" within each company's business domain.



ガンマ波サウンドを活用した生活に溶け込む認知機能ケア
SHIONOGI
docomo
Gakken

Page 10

© Pixie Dust Technologies, Inc.

BUSINESS MODEL (cx. gamma wa:c so" ⭲ d) kikippa : gamma wavc sou ⭲ d caíc Othcí implcmc ⭲ tatio ⭲ activitics Wc aíc co ⭲ ťi ⭲ "o"slQ implcmc ⭲ ťi ⭲ g sťíaťcgics roí ťkc social implcmc ⭲ ťaťio ⭲ or gamma wa:c so" ⭲ d. O" Apíil 1®, 202«, PxDT »"d S»io"ogi Hc»lt»c»íc »""o""ccd t»c l»""c» or "kikipp»," » TV spc»kcí t»»t »llows o"c to "»t"í»ll; listc" to g»mm» w»:c so""d i" d»il; lirc. Ncxt píoduct dc:clopmc ⭲ t Page 11 © Pixie Dust Technologies, Inc.

# COMPETITIVE ENVIRONMENT

We believe that our core technology, wave control technology, and diverse product portfolio differentiate our company from many competitors.

**6** Product category

**43** Patent registration

**236** Patent application

**20** Design registration


IWASEMI | RC-α
Metamaterial Transparent Acoustic Panel
CES INNOVATION AWARDS 2024

Winner of CES 2024 Innovation Awards


SonoRepro
CES INNOVATION AWARDS 2023

Winner of CES 2023 Innovation Awards



2022 Received
the "Intellectual Property Achievement Award, Minister of Economy, Trade and Industry Award" in 2022


SOUND HUG

"Yoichi Ochiai x Japan Phil Project"
Cannes Lions 2019 Winner of multiple awards including the 72nd Dentsu Advertising Award

Page 12

© Pixie Dust Technologies, Inc.

Page 13 © Pixie Dust Technologies, Inc. 2 . F i ⭲ a ⭲ c i a l R c s u l t , M a i ⭲ t o p i c s © Pixie Dust Technologies, Inc. Strictly Confidential Page 13

MAIN TOPICS

1. Collaborative Research Agreement with Tohoku University of Medicine
2. “Gamma Wave Sound” won the Creative Innovation Category Gold and ICC Summit Award at the “ACC TOKYO CREATIVITY AWARDS”
3. iwasemi™ RC-α won the CES 2024 Innovation Award
4. Provided “VUEVO subtitle transparent display” to the “Japan-ASEAN Young Business Leaders Summit.”
5. Findings Presented at Neuroscience 2023 Conference “Study Confirms that Sound Stimulation Synchronizes Gamma Waves in the Human Brain.”

Page 14

© Pixie Dust Technologies, Inc.

SUMMARY INCOME STATEMENT

	2022/10	2023/10	2023/10	YoY Change
	¥1,000	¥1,000	$1,000	%
Revenue:				
Service	121,866	73,430	485	(39.70)
Products	36,773	225,709	1,490	513.80
Total revenue	158,639	299,139	1,975	88.60
Cost and expenses:				
Cost of services	23,121	16,710	111	(27.70)
Cost of products	24,053	126,820	837	427.30
Research and development	339,283	279,436	1,845	(17.60)
Selling, general and administrative expenses	643,892	1,051,796	6,944	63.30
Total cost and expenses	1,030,349	1,474,762	9,737	43.10
Loss from operations	(871,710)	(1,175,623)	(7,762)	34.90
Interest expense	(13,423)	(15,811)	(104)	17.80
Other income, net	133	41,407	273	31,033.10
Loss before income taxes	(885,000)	(1,150,027)	(7,593)	29.90
Income tax expense	—	—	—	—
Net loss	(885,000)	(1,150,027)	(7,593)	29.90

Page 15
© Pixie Dust Technologies, Inc.

# SUMMARY BALANCE SHEET

| | 2023/4 | 2023/10 | 2023/10 |
|---|---|---|---|
| | ¥1,000 | ¥1,000 | $1,000 |
| Assets | | | |
| Current assets: | | | |
| Cash and cash equivalents | 2,135,513 | 2,420,667 | 15,982 |
| Accounts receivable – trade | 198,892 | 13,614 | 90 |
| Inventories | 123,119 | 180,022 | 1,189 |
| Deferred offering costs | 260,689 | - | - |
| Prepaid expenses and other current assets | 326,202 | 355,076 | 2,344 |
| Total current assets | 3,044,415 | 2,969,379 | 19,605 |
| Property and equipment, net | 507,778 | 490,358 | 3,238 |
| Intangible assets, net | 14,068 | 15,212 | 100 |
| Operating lease right-of-use assets, net | 46,046 | 466,432 | 3,080 |
| Other assets | 105,347 | 141,026 | 931 |
| Total assets | 3,717,654 | 4,082,407 | 26,954 |
| Liabilities and stockholders' equity | | | |
| Current liabilities: | | | |
| Accounts payable | 549,449 | 156,194 | 1,031 |
| Accrued expenses and other current liabilities | 203,842 | 194,890 | 1,287 |
| Current portion of long-term borrowings | 1,013,332 | 1,013,332 | 6,690 |
| Total current liabilities | 1,766,623 | 1,364,416 | 9,008 |
| Long-term borrowings, net of current portion | 21,113 | 14,447 | 95 |
| Operating lease liabilities, net of current portion | 5,956 | 459,071 | 3,031 |
| Other liabilities | 25,536 | 18,400 | 122 |
| Total liabilities | 1,819,228 | 1,856,334 | 12,256 |
| Common stock, no par value | 100,000 | 1,074,970 | 7,097 |
| Additional paid-in capital | 6,180,678 | 6,683,382 | 44,127 |
| Accumulated deficit | (4,382,252) | (5,532,279) | (36,526) |
| Total stockholders' equity | 1,898,426 | 2,226,073 | 14,698 |
| Total liabilities and stockholders' equity | 3,717,654 | 4,082,407 | 26,954 |

Page 16

© Pixie Dust Technologies, Inc.

# SUMMARY CASHFLOW STATEMENT

| | 2022/10 | 2023/10 | 2023/10 |
|---|---|---|---|
| | ¥1,000 | ¥1,000 | $1,000 |
| Cash flows from operating activities: | | | |
| Net loss | (885,000) | (1,150,027) | (7,593) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Depreciation and amortization | 38,896 | 101,331 | 669 |
| Stock-based compensation | 32,768 | 3,355 | 22 |
| Foreign exchange losses (gains) | 4,043 | (35,940) | (237) |
| Asset retirement obligation accretion | 332 | 490 | 3 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable-trade | (39,831) | 185,278 | 1,223 |
| Inventories | (30,511) | (56,903) | (376) |
| Prepaid expenses and other current assets | (13,250) | (25,179) | (166) |
| Operating lease right-of-use assets, net | 30,909 | 66,973 | 442 |
| Other assets | (1,678) | (35,681) | (236) |
| Accounts payable | 24,123 | (382,095) | (2,523) |
| Accrued expenses and other current liabilities | 9,501 | (16,123) | (105) |
| Operating lease liabilities | (31,968) | (40,544) | (268) |
| Net cash used in operating activities | (861,666) | (1,385,065) | (9,145) |
| Cash flows from investing activities: | | | |
| Purchases of property and equipment | (47,351) | (64,797) | (428) |
| Purchases of intangible assets | (1,970) | (3,963) | (26) |
| Net cash used in investing activities | (49,321) | (68,760) | (454) |
| Cash flows from financing activities: | | | |
| Proceeds from borrowings | 250,000 | - | - |
| Repayments of borrowings | - | (6,666) | (44) |
| Repayments of finance lease liabilities | (6,972) | (8,022) | (53) |
| Payments of offering costs | (24,151) | (237,222) | (1,566) |
| Proceeds from issuance of convertible preferred stock | 2,171,103 | - | - |
| Proceeds from issuance of common stock upon initial public offering - net of underwriting discounts and commissions | - | 1,949,940 | 12,874 |
| Net cash provided by financing activities | 2,389,980 | 1,698,030 | 11,211 |
| Effect of exchange rate changes on cash and cash equivalents | - | 40,949 | 270 |
| Net increase in cash and cash equivalents | 1,478,993 | 285,154 | 1,882 |
| Cash and cash equivalents at beginning of period | 1,795,963 | 2,135,513 | 14,100 |
| Cash and cash equivalents at end of period | 3,274,956 | 2,420,667 | 15,982 |
| Non-cash investing and financing activities: | | | |
| Operating lease right-of-use assets obtained in exchange for lease liabilities | 2,716 | 487,359 | 3,218 |
| Property and equipment acquired under finance leases | 3,996 | - | - |
| Purchases of property and equipment included in accounts payable | 8,332 | 21,089 | 139 |
| Offering costs included in accounts payable and, accrued expenses and other current liabilities | 23,417 | 23,025 | 152 |

Page 17
© Pixie Dust Technologies, Inc.

R&D PIPELINE (HEALTHCARE)

Content	Product	Research & Development	Business Development	Launched
Hair care	SonoRepro			
Beauty care (beautiful hair encouragement, skin care)	to be decided			
Skin disease treatment	to be decided			
Wound treatment	to be decided			
Gamma wave sound care speaker	kikippa			
Gamma wave sound care (other than speakers)	to be decided			
Dementia care by sound	to be decided			



Page 18

© Pixie Dust Technologies, Inc.

R&D PIPELINE (MATERIAL)

Content	Product	Research & Development	Business Development	Launched
Sound absorption in offices	iwasemi (HX-α / SQ-α / RC-α)			
Sound absorption outside the office	to be decided			
Sound insulation in residences (Sound insulation structure allowing air to pass through but not sound)	to be decided			
Sound insulation in non-residential areas	to be decided			



Page 19

© Pixie Dust Technologies, Inc.

R&D PIPELINE (SENSING)

Content	Product	Research & Development	Business Development	Launched
Reduction of man-hours in reinforcement inspection process	KOTOWARI v360	▶	▶	
Reduction of man-hours for processes other than reinforcement inspection	to be decided	▶		
People flow analysis	KOTOWARI FAC+	▶	▶	▶
Indoor location information measurement	hackke	▶	▶	▶
Hearing-impaired support and minutes creation	VUEVO (wireless microphone)	▶	▶	▶
Hearing-impaired support and next-generation communication	VUEVO (speech bubble glasses)	▶	▶	
Simultaneous translation support	VUEVO (subtitle transparent display)	▶	▶	

Page 20

© Pixie Dust Technologies, Inc.

A p p c ⭲ d i x . P ío d u c t s © Pixie Dust Technologies, I n c . P ag e 21 Page 21 © Pixie Dust Technologies, Inc. Strictly Confidential

Page 22 © Pixie Dust Technologies, Inc. ľREE DIAGRAM

# SonoRepro™

Home ultrasonic scalp care device

## Overview

SonoRepro is a scalp care device released in Japan in November 2022. The product was developed using non-contact vibration pressure stimulation using ultrasonic waves, which is one of our proprietary technologies. Resembling a shower head, users utilize it by positioning it over the intended area of the scalp.

## Provided value

SonoRepro is intended for daily use. We conducted a clinical trial in collaboration with Anfa, a preventive medicine company, and demonstrated that non-contact vibratory pressure stimulation increases the proportion of hair in the anagen phase and reduces the proportion of hair in the telogen phase.

### Daily Care with Advanced Technology

A large device using non-contact vibratory pressure stimulation has been introduced at D Clinic, which specializes in scalp/hair, since 2021. SonoRepro has miniaturized this large device to enable full-fledged hair care at home.

2019 Building new ideas WCHR BARCELONA





CES INNOVATION AWARDS 2023 HONOREE



Page 23

© Pixie Dust Technologies, Inc.

SonoRepro™

Home ultrasonic scalp care device

Sales

SonoRepro has multiple sales channels and is priced at 125,000 yen. Currently, the product is only available in Japan.

Retail store

Bic camera



BIC CAMERA
ビックカメラ

Yodobashi Camera



b8ta



Tsutaya Books



蔦屋書店
TSUTAYA BOOKS

EC site

Own EC site



Amazon, Rakuten etc.



Lease

kikito, Rentio, airCloset Mall



kikito
【新品】超音波スカルプケア SonoRepro ソノリプロ
kikitoで簡単レンタル

Page 24

© Pixie Dust Technologies, Inc.

# kikippa™

Gamma wave sound care



## Overview

kikippa can be used as a desktop speaker with a functioning acoustic stimulation device, released in Japan in April 2023. kikippa uses our technology to amplify and modulate everyday sounds such as TV and radio broadcasts. Users can connect kikippa to a television set, radio, or other audio device using an audio cable. kikippa was developed in collaboration with Shionogi & Co., Ltd.

## Provided value

kikippa has a dedicated website and LINE integration feature. Users can view their own device usage history, and caregivers can check the usage status of their care recipients.


40-Hz waveform
gamma wave sound
Successfully developed 40-Hz modulated sound that blends into everyday life
Patented
*This diagram is for illustrative purposes. *The term "40Hz modulated sound" refers to sound that has been processed through 40Hz amplitude modulation.
Source: : https://gammawavesound.com/ https://wellnesslab-report.jp/pj/gamma-tech/40hzgamma-waves


Gamma wave
modulation
technology



Page 25

© Pixie Dust Technologies, Inc.

Gamma wa:c so" ⭲ d caíc Salcs kikippa is sold o ⭲ Skio ⭲ ogi Hcalťkcaíc's c - commcícc siťc. Píicc modcl is (a) i ⭲ iťial rcc 45,000 Qc ⭲ a ⭲ d mo ⭲ ťklQ rcc 1,®00 Qc ⭲ oí (b) i ⭲ iťial rcc 90,000 Qc ⭲ a ⭲ d ⭲ o mo ⭲ ťklQ rcc. Skio ⭲ ogi Hcalťkcaíc EC siťc kikippa bíock"íc Page 26 © Pixie Dust Technologies, Inc.

# VUEVO™

**An innovative transcription service born from interviews with over 100 people with hearing loss (DHH)**



## Overview

VUEVO is a series of products designed to assist people who are hearing impaired. VUEVO microphones provide microphone-identified speaker direction and present utterances through an intuitive user interface on computers, tablets, and smartphones. VUEVO Glasses are wearable devices that superimpose speech content on the speaker in real space within the visual field of the user wearing glasses. VUEVO was developed in collaboration with Sumitomo Pharma Co., Ltd.

## Provided value

Unlike hearing aids, VUEVO can display a transcription of the audio and show you who is speaking. This is especially useful for group conversations. People with complete hearing loss can also use VUEVO. Due to the complementary nature of the product's features, it can be used in conjunction with existing hearing aids.





Page 27

© Pixie Dust Technologies, Inc.

VUEVO™

An innovative transcription service born from interviews with over 100 people with hearing loss (DHH)

Sales

PxDT sells and provides devices and monthly services to clients.
The device price is 45,000 yen, and the usage fee is 30,000 yen per month. The initial setup fee is 100,000 yen.

VUEVO sales website



Pixie Dust Technologies, Inc.
Home Products Pricing FAQ | Login
Contact Us
JP / EN
VUEVO
View of Voices
About VUEVO
VUEVO allows its users to visualize conversations by presenting readable sentences in real-time.
VUEVO was founded with the desire to more efficiently facilitate communication between hard-of-hearing people and hearing people. Developed using Pixie Dust Technologies' proprietary technology, VUEVO solves this problem by intuitively displaying "who" and "what" cues in real time.
Available a minimum of 3 days after contract execution
Convenient uses for both hard-of-hearing people and hearing people
Pricing starts from 30,000 yen per month
View details

VUEVO leaflet



VUEVO

VUEVO banner (for exhibitions)



Pixie Dust Technologies, Inc.
VUEVO

Page 28

© Pixie Dust Technologies, Inc.

# iwasemi™

## Paradigm shift from materials to structures

### Overview
iwasemi is a product series of sound-absorbing materials utilizing acoustic metamaterials designed with our proprietary technology. Advancements in computer performance and artificial intelligence have enabled large-scale simulations to be conducted at high speeds. Leveraging these technological resources, we developed a new acoustic metamaterial, leading to the release of multiple variations of iwasemi.

### Provided value
Many existing sound-absorbing materials absorb sound based on the properties of the material, whereas iwasemi absorbs sound through its structure. Thanks to this feature, we were able to develop iwasemi, a lightweight sound-absorbing material offering a high level of design flexibility. It can be easily installed on an indoor wall using double-sided tape or magnets. If the resident moves, it can be moved to the new location and continue to be used.


Pixie Dust Technologies, Inc.

### Sound absorbing metamaterial

iwasemi™ | HX-α

Released in July 2022



iwasemi™ | SQ-α

Released in December 2022



iwasemi™ | RC-α

Released in May 2023



### Sound insulation metamaterial
Exploring the market with new technology



Page 29

© Pixie Dust Technologies, Inc.

Paradigm shift from materials to structures

Sales

iwasemi has multiple sales channels and is currently available in Japan. Additionally, in March 2023, we soft-launched a portion of iwasemi to prominent American professionals such as architecture and interior design firms. "iwasemi™ RC-α" won the CES 2024 Innovation Award in the "Home Appliances" category at the Eureka Park Japan Pavilion at CES 2024, held in Las Vegas, USA on January 9th to 12th, 2024.

In-house direct sales


ガラスと調和する透明吸音材

Amazon Japan


¥22,880

Orgatec Tokyo 2023 situation


Pixie Dust Technologies, Inc.

Sold by Itoki


ITOKI

CES 2024
Innovation Awards

Page 30

© Pixie Dust Technologies, Inc.

## hackke

**Precise Location information change the world.**

## Overview

hackke is a technology that can detect location information of people and objects indoors with high precision and at a reasonable price. Compared to conventional low-precision Bluetooth positioning systems, the accuracy has been improved approximately 10 times, and positioning can be performed within 1 meter on average.



Receiver
Radio wave incidence
Z
Tag
Tag Level
Y
Floor Level
Location(X,Y)
X

## Provided value

The 1m accuracy enables the visualization of people and object movements, facilitating the analysis of data to provide useful suggestions. For instance, in offices, hackke can manage and visualize the usage status of available workstations. In manufacturing facilities, distribution warehouses, construction sites, and similar settings, it can assist with asset management and tracking man-hours, thereby enhancing production and work efficiency. It also aids in determining suitable locations for materials and equipment and implementing security measures.





Confirm location



Man-hour tally



Flow line analysis



Usage analysis

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© Pixie Dust Technologies, Inc.

# KOTOWARI

## Spatial data solutions

## Overview

By acquiring, storing, and utilizing spatial data such as video data and point cloud data, KOTOWARI handles events that occur in space as digital data, and solves various issues related to space creation through applications that comprehensively analyze them.

## Sales

We have started providing FAC+ (Factas), a service that combines spatial data analysis and design to maximize spatial value. This service aims to solve problems for business operators and further improve the value of the experience for end users by combining quantitative data with the planning and design of space creation, which has traditionally been done based on sensitivity and sense.


新装・改装
与件整理・課題抽出
マーケティング
市場調査
?
データ取得
属性データ
人流データ
興味関心データ
Etc..
分析・提案
データ分析
レポーティング
企画・提案
対策案検討
実装・効果検証
プランニング実装
デザイン実装
体験実装
実装効果測定
空間UPデート
売上UP
利益UP
来場者数UP
施設価値UP
継続的にデータ偏差を取得することで
成功／失敗事例を蓄積

## Provided value

Space creation begins with "planning and design," engaging various stakeholders in each phase, including "construction," "use and operation," and "maintenance." By analyzing images captured by cameras, spatial design based on data can be achieved, thereby maximizing the value of the space. Furthermore, analyzing footage from within a construction site enables the monitoring of construction progress without the need for on-site visits, thus leveraging digital advancements to address labor shortages within the industry.

## R&D

We are conducting research and development aimed at improving quality and productivity of confirmation work at construction sites. In particular, we are developing a solution that allows us to remotely check the finished product by superimposing 3D models such as BIM with point cloud data from the site.


BIM データ


点群データ


BIM と点群から生成した出来形ビュー
(緑エリア：施工完了、赤エリア：未完了)

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© Pixie Dust Technologies, Inc.

SOCIAL ENVIRONMENT RELATED WITH OUR PRODUCTS



≧ 0.0%
▲0.3% - 0.0%
▲0.6% - ▲0.3%
▲0.9% - ▲0.6%
≦ ▲0.9%

Source: Statistics Bureau of Japan

Population Increase ratio by prefecture



80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
1950
1960
1970
1980
1990
2000
2010
2020
Under 15
15-64
Over 65
Over 75
Dementia Ratio
Hard of hearing ratio
Population Increase Ratio(right axis)

Source: made by PXDT using the data of Statistics Bureau of Japan, Cabinet Office, and JapanTrak 2022 report

Population structure, dementia ratio, hard of hearing ratio of Japan



60%
50%
40%
30%
20%
10%
0%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Investment
Neither of which
Cost

Source: Made by PXDT using the date of Mori Building

Mindset of payment to office environment



250
200
150
100
50
0
450
400
350
300
250
200
150
100
50
0
2003
2006
2009
2012
2015
2018
2021
Office building supply(㎡)
Construction Engineer(10,000 people)

Source: Made by PXDT using the date of Mori Trust Group Report and Japan Fideration of Construction Contractors

Office building supply and number of construction engeneer

SonoRepro™

VUEVO™

kikippa™

IWASEMI™

KOTOWARI

高精度屋内測位システム hackke



36%
42%
15%
8%
Already rollout
To be rollout
Rollout is difficult
No plan

Source: Made by PXDT using the date of Mori Building

Free address office environment

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© Pixie Dust Technologies, Inc.

Page 34 © Pixie Dust Technologies, Inc. CAUľIONARY SľAľEMENľ REGARDING ÏORWARD - LOOKING SľAľEMENľS This presentation includes forward looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, regarding, among other things, our plans, strategies and prospects - - both business and financial . Although we believe that our plans, intentions and expectations reflected in or suggested by these forward looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations . Forward looking statements are inherently subject to risks, uncertainties and assumptions . Many of the forward looking statements contained in this presentation may be identified by the use of forward looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” ” and “potential,” among others . Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward looking statements include, among other things : (i) our expectations regarding our revenue, expenses, and other operating results ; (ii) our efforts to successfully develop and commercialize our technologies and related products ; (iii) the implementation of our strategic plans for our business and products and product candidates ; (iv) the size of the market opportunity for our products and product candidates and our ability to maximize those opportunities ; (v) our ability to obtain and maintain any needed regulatory approval of our product candidates ; (vi) our expectations regarding success in testing for our product candidates ; (vii) the costs and success of our marketing efforts, and our ability to promote our brands ; (viii) our expectations regarding our ability, and that of our manufacturers, to manufacture our products ; (ix) our competitive position and the development of and projections relating to our competitors or our industry ; (x) our ability to obtain adequate financing in the future on terms acceptable to us (including, without limitation, the effects of inflation and its associated impact on prevailing interest rates) ; (xi) our ability to consummate strategic transactions, which may include acquisitions, mergers, dispositions, or investments ; (xii) our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder ; (xiii) our ability to exploit the intellectual property rights jointly owned with our collaborators in a manner beneficial to us ; (xiv) our ability to obtain, maintain, protect, and enforce intellectual property protection for our technologies and related products and services, and the scope of such protection ; (xv) our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of third parties ; (xvi) our ability to respond to national disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID - 19 ; (xvii) the regulatory environment in which we operate ; (xviii) our ability to attract and retain qualified key management and technical personnel ; and (xix) our expectations regarding the time during which we will be an emerging growth company and a foreign private issuer . Before you invest, you should carefully read our Annual Report on Form 20 - F for the fiscal year ended April 30 , 2023 , as the same may be amended from time to time, and our other filings with the SEC, including the factors described in the “RISK FACTORS” section of the Annual Report and other documents that we have filed, and will subsequently file, with the SEC to better understand the risks and uncertainties inherent in our business and industry and for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC' s website at www . sec . gov . These forward looking statements speak only as of the date of this presentation, and we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law . All forward looking statements attributable to Pixie Dust Technologies, Inc . or a person acting on its behalf are expressly qualified in their entirety by this cautionary statement .

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